

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 13, 2016

John DelPrete
Natixis ETF Trust
399 Boylston Street
Boston, Massachusetts 02116

      Re: Natixis ETF Trust
            File Nos. 333- 210156, 811-23146

Dear Mr. DelPrete:

On March 14, 2016, you filed a registration statement on Form N-1A on behalf of the Natixis ETF Trust (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Fund Fees and Expenses (p. 1)

1. Confirm that the fee waiver arrangement will be in place for at least one year from effectiveness of the Fund's registration statement.

2. Footnote 2 to the fees and expenses table states that "*[t]he Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below [ ]% of the Fund's average daily net assets. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.*" Please clarify that the Adviser's ability to recover waived expenses is only permissible if the Fund is able to make the repayment without exceeding the expense limitations that (1) were in effect at the time the expenses were waived, and (2) are in effect at the time of the repayment.

Example (p. 1)

3. Please confirm that the example only takes into account the expense reimbursement for the contractual period during which the expense reimbursement is in effect.

Principal Investment Strategies (p. 1-2)

4. Please describe what "*in combination with other securities*" means in the second paragraph of the Principal Investment Strategies. If this means the Fund uses derivatives to reduce volatility, please be specific and disclose the types of derivatives in which the Fund principally invests.

5. The disclosure in the second bullet of the first full paragraph of p. 2 states that "*[t]he correlation of each individual equity security to all other equity securities in the Fund's investment universe, as defined by the Index*" and in the first bullet of the second full paragraph of p. 2, the disclosure refers to "*the Fund's investment universe, as defined by constituent countries of the Index.*" While we acknowledge that the first paragraph of the Principal Investment Strategies states that the Fund "*does not seek to replicate the performance of a specific index,*" please clarify whether the Fund's initial investment universe consists of any security in a country in the Index or only the securities in the Index. If the former, would it instead be more appropriate, so as not to suggest that the Fund is an index fund, to state that the universe of Fund investments consists of companies in Europe, Australasia and the Far East, rather than referencing the Index?

6. In the second full paragraph on p. 2, please describe briefly how the Fund assesses company-specific risks and also expand on and disclose what it means to review "*overall portfolio construction and implementation considerations.*"

7. In the fourth bullet, the disclosure notes that a filter is applied to "*eliminate stocks that the Subadviser believes have . . . company specific risk, such as corporate actions, mergers or acquisitions.*" However, on p. 11 of the SAI, the disclosure notes that "*[t]he Fund may invest in securities for which a tender or exchange offer has been made or announced and in securities of companies for which a merger, consolidation, liquidation or reorganization proposal has been announced if, in the judgment of the Fund's Subadviser, there is a reasonable prospect of capital appreciation significantly greater than the brokerage and other transaction expenses involved.*" Please reconcile these two statements.

8. In the sixth bullet, the disclosure states that "*[t]he Subadviser may sell a security when it believes that a security has acquired substantial exposure to a specific risk factor.*" Please state what risk factors the Subadviser considers when determining when to sell a security.

9. The disclosure states that "*[t]he Fund may enter into repurchase agreements.*" If this is a principal strategy, please disclose any associated risks, *e.g.*, the risk that the counterparty will fail to deliver back the cash related to the repurchase agreements on time.

10. In the last paragraph of the Principal Investment Strategies section, the disclosure states that "*[t]he Fund may engage in active and frequent trading of securities and other instruments.*" Please be specific and describe in the disclosure what "*other instruments*" consists of.

Principal Investment Risks (p. 3)

11. The "New and Smaller Sized Fund Risk" states that "*[t]he Fund is relatively new and has a limited operating history*." Please change the disclosure to remove the word "relatively" and clarify that the fund has no operating history.

12. The Principal Investment Strategies implies that the Fund's investing universe is defined by the MSCI EAFE Index. Since the MSCI EAFE Index consists of large- and mid-capitalization companies, please consider removing the small-capitalization companies risk disclosure.

13. In "Trading Issues Risk," should the second sentence begin with the word "There" instead of "These"?

14. Consider adding a risk factor addressing the risks related to the absence of an active market, and consider adding relevant examples of circumstances that could lead to this result. In such a risk factor, please consider disclosing the following:

   - There can be no assurance an active trading market for such shares will develop or be maintained by market makers or authorized participants.

   - There are no obligations of market makers to make a market in the Fund's shares or of authorized participants to submit purchase or redemption orders for creation units.

   - Decisions by market makers or authorized participants to reduce their role or "step away" from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the Fund's portfolio securities and the Fund's market price.

   - This reduced effectiveness could result in Fund shares trading at a discount to its net asset value and also in greater than normal intraday bid/ask spreads for Fund shares.

More Information About the Fund (p. 5)

15. The "Principal Investment Strategies" section merely repeats what is included in the summary prospectus disclosure. Form N-1A Item 4 principal investment strategies

disclosure should be a summary of Item 9 principal investment strategies disclosure. *See* IM Guidance Update, No. 2014-08 (June, 2014)*, available at* https://www.sec.gov/investment/im-guidance-2014-08.pdf.

16. On p. 6, under "Foreign Securities Risk" the disclosure references emerging markets at least twice. We would note that, per the MSCI website, the MSCI EAFE Index is comprised of developed countries. Does the Fund invest principally in emerging markets? If so, please disclose in the principal investment strategies and disclose the appropriate risks associated with such investments. If not, please consider removing this language from the risk factor.

17. In "Market/Issuer Risk" the disclosure references the "*market value of a . . . derivative.*" Does the Fund intend to principally invest in derivatives? If so, please disclose with specificity in the Principal Investment Strategies section, explaining which derivatives the Fund plans to invest in and how such investments are intended to achieve the Fund's stated investment goal.

18. In "Market/Issuer Risk" please remove the following disclosure from the last sentence, which is repeated twice: "*as well as, a number of reasons that directly relate to the issuers of the Fund's investments, such as management performance, financial condition and demand for the issuers' goods and services.*"

Management Team – Meet the Fund's Investment Adviser and Subadviser – Subadviser (p. 10)

19. Please disclose any conflicts associated with the "participating affiliate" structure and the relationship between the Adviser and the participating affiliate.

20. Does the Fund intend to file the personnel-sharing arrangement agreement as an exhibit to the registration statement?

21. On p. 10, under Frédéric Babu's biography, please disclose what "CPRA2M" is. It is unclear whether this entity is an adviser, a fund complex or something else.

Back Cover of the Prospectus

22. The disclosure states the following: "*If you would like more information about the Fund, the following documents are available free upon request: Annual and Semiannual Reports—Provide additional information about the Fund's investments. The annual report includes a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.*" Since the Fund has not yet launched, please consider revising the disclosure to accurately reflect when the annual/semi-annual reports will be available.

SAI

The Trust (p. 6)

23. In the second paragraph, please specify which of the two methods of creations, *i.e.*, in exchange for a Cash Deposit or for Deposit Securities, the Fund generally uses.

24. In the second paragraph, please disclose whether there can be redemptions of creations units for solely cash.

Investment Strategies and Risks (p. 7)

25. In the "Commodities" section on pp. 10-11, please consider disclosing that certain of the instruments mentioned (*e.g.*, swaps) are also subject to counterparty risk.

26. On p. 17, under "Canadian Investments," the disclosure states that "*[t]he Fund may invest in securities of Canadian issuers to a significant extent.*" If the investment will be significant, please add as a principal investment strategy and principal risk.

27. On p. 17, under "Foreign Currency Transactions," please clarify whether "*foreign currency transactions*" in the disclosure means the Fund is investing in foreign currency or currency forwards.

Portfolio Holdings Information (p. 22)

28. Per the Trust's Exemptive Relief, please disclose more specifically that on each business day, before commencement of trading in shares on a Fund's listing market, the Fund will disclose on its website the identities and quantities of the portfolio positions held by the Fund that will form the basis for the Fund's calculation of NAV per share at the end of the business day.

29. Per the Trust's Exemptive Relief, please disclose that the information sent publicly via NSCC also includes an "estimated balance amount (if any)" and please define balance amount in the SAI as it is defined in the Exemptive Relief.

Allocation of Investment Opportunity among the Fund and Other Accounts Managed by the Subadviser; Cross Relationships of Officers and Trustees (p. 35)

30. The last sentence of this paragraph is not complete. Please also clearly disclose any additional conflicts that arise from the types of situations described in this section.

Description of the Trust (p. 36)

31. In the second paragraph of this section, the disclosure indicates that there are multiple classes of the Fund, when it says "*each class*." Please revise the disclosure to indicate that the Fund only has one class.

32. The last sentence of the fourth paragraph states the following: "*The Declaration of Trust further provides that the Board may also, without shareholder approval, terminate the Trust or Fund upon written notice to its shareholders*." Please disclose the percentage vote required for the Board to terminate the Fund.

Fund Deposit (p. 39)

33. Please disclose State Street Bank and Trust Company's relationship to the Fund, as this section is the first time that entity is mentioned.

34. In the first paragraph on p. 40, the disclosure references to-be-announced transactions ("TBAs"). Will the Fund invest in TBAs? If so, please consider disclosing in the investment strategies section above.

Redemption of Creation Units (pp. 43-44)

35. The following statement, located in the second full paragraph of p. 44, along with other statements in the Prospectus and SAI, indicate that the Fund redeems creation units in-kind: "*Unless cash only redemptions are available or specified for the Fund, the redemption proceeds for a Creation Unit will generally consist of Fund Securities.*" If that is the case, per the Trust's Exemptive Relief, please disclose in the SAI the local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds.

36. In the last sentence of the second full paragraph, the disclosure states: "*In the event that the Fund Securities have a value greater than the NAV of the shares, a compensating cash payment equal to the difference is required to be made by an Authorized Participant.*" Please clarify in the disclosure whether this is part of the "Cash Component" of a redemption transaction as is earlier described in the SAI.

Redemption Transaction Fee (p. 45)

37. Please confirm that the 2% fee disclosed in this section is inclusive of any additional variable charge on redemptions.

Taxation of the Fund (pp. 50-51)

38. Please consider rewording the reference to post-2010 capital loss carryforwards in the fourth paragraph of p. 51, since the Fund has not launched and it is therefore not possible for the Fund to have pre-2010 losses.

Tax Implications of Certain Fund Investments (pp. 54-58)

39. Please confirm whether all sub-sections in this section are necessary, based on the fund's expected investments, and please remove any unnecessary disclosure, as it could be confusing to investors.

Financial Statements (p. 62)

40. Please confirm that the Fund will include in a pre-effective amendment a Statement of Assets and Liabilities disclosing the Fund's initial seed funding, which will be reviewed by the staff.

Closing

We note that portions of the filing are incomplete or bracketed. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Trust acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-7587.

Sincerely,

/s/ Trace W. Rakestraw

Trace W. Rakestraw